Ecopetrol´s Extraordinary Shareholders' Meeting

The Chief Executive Officer of Ecopetrol S.A. hereby calls on Shareholders to attend the extraordinary shareholders’ meeting to be held on Thursday, January 23rd, 2014, starting at 7:30 a.m. at the International Center of Business and Exhibitions (Centro Internacional de Negocios y Exposiciones, Corferias), located on Carrera 37 No. 24 – 67, Bogota, Colombia.

The agenda of the meeting will be:

1.	Safety guidelines
2.	Quorum verification
3.	Opening by the Chief Executive Officer of Ecopetrol S.A.
4.	Approval of the agenda
5.	Appointment of the President for the meeting
6.	Appointment of the Commission in charge of scrutinizing elections and polling
7.	Appointment of the Commission in charge of reviewing and approving the minutes of the meeting
8.	Election of the Board of Directors

The résumés of the current directors and the candidates nominated by the majority shareholder are available on Ecopetrol´s Web site.

Shareholders that are not able to attend the Shareholders´ Meeting may be represented through a proxy, granted in writing, pursuant to the requirements provided for under Colombian Corporate Law. In order to facilitate the fulfillment of these requirements, shareholders are allowed to download from the website, various proxy models that have been designed for each relevant case.

Except for the cases of legal representation, officers and employees of Ecopetrol S.A. shall not be entitled to represent shares other than their own, while in exercise of their posts, nor shall be allowed to substitute the powers of attorney conferred upon them.

In all events, shareholders´ representation shall be subject to the rules set forth under Colombian Corporate Law and Securities Regulations, concerning illegal, unauthorized and unsafe practices by the issuers of securities.

JAVIER G. GUTIÉRREZ PEMBERTHY

Chief Executive Officer

RECOMMENDATIONS:

•	Have your identity document at hand, and if you are representing other shares, the respective proxy.
•	In order to avoid the crowd and possible congestions, the doors of Corferias and the registration spots will be opened from 6:30 a.m. onwards (entry by the archs).
•	Entry of accompanying persons will be allowed only for physically handicapped Shareholders, elder adults and under aged individuals.
•	No presents or food will be provided to the attendees.
•	People who wish to represent the shares of their minor children must submit a copy of birth certificate.
•	Those persons that acquired shares being a minor and the date of the Assembly have come of age, must have updated its records in the Shareholders’ Call Office.

For further information please contact:

Shareholders’ and Investors´ Office

Calle 81 No. 19A-18, Edificio Country, Piso 2

Phone: Bogota: 307 70 75; rest of the country: 01 8000 113434

E-mail: accionistas@ecopetrol.com.co

www.ecopetrol.com.co